Cagle's
1999 Annual Report
Fiscal Year Ended April 03, 1999

Cagle's Inc. and Subsidiary
CHIEF EXECUTIVE OFFICER'S LETTER




To Our Stockholders:

  It is a pleasure to report to you at the conclusion of a year that produced record breaking earnings and a year that opened even bigger opportunities for the Company to grow and position itself as a top Tier Poultry Company.

  As a Company, we utilized the cash flows generated by excellent earnings to reduce debt as we had planned to do. In addition, we continued our ongoing stock repurchase program as a testament to our belief that the market failed to give value to the record that the company has achieved.

  During the year the company acquired a site in Perry, Georgia to be converted into a broiler processing facility. The facility offered many assets condusive to broiler processing such as acreage, square footage, plentiful water supply and existing wastewater treatment capabilities. When completed we will be able to process approximately 1.2 million broilers per week and as marketing requires can expand up to 2.6 million head per week slaughter capacity.

  The Company also finalized plans to build a new feed mill in Rockmart, Georgia to replace its existing mill located in Dalton, Georgia.

  The new mill will be located much closer to our grow-out farms which will result in significant cost savings through reduced mileage required for feed delivery. In addition, the site is located favorably to reduce freight cost of feed grain brought to the mill by train.

  Construction on these two major projects will require approximately one year to complete and full production for the processing plant is scheduled for late 2001.

  Our purpose for increasing production capabilities is to better serve existing customers and to accommodate new demand. A large portion of the first increment will replace product currently purchased outside for further processing.

  We are pleased with the results posted for the past year and look forward to new opportunities to explore and to fine tune our operations for the future.

  Your expressions of support are appreciated and we pledge our best efforts to ensuring the company achieves its maximum potential.

	Sincerely,




	J. Douglas Cagle
	Chairman
1
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Management's Discussion and Analysis of Financial Condition and
Results of Operations

General
  The completion of a record-breaking year for earnings enabled the Company to continue to grow and expand its core business as well as continuing its expansion of Joint Venture operations. The Company began conversion of a facility in Middle Georgia to a broiler processing plant with initial capacity of 1.2 mil head per week expandable to 2.6 mil head per week slaughter capacity. In addition, initial design was begun for a new state of the art feed mill to be built in Rockmart, Georgia to support the company's grow-out operations.

  The Joint Venture Company in Kentucky became operational in late 1998 and continues to progress toward full production levels scheduled for late 2001.

Year 2000 Compliance
  The Company has implemented a formal plan to address issues associated with the year 2000 as it relates to systems throughout the Company and with vendors and customers. Progress is monitored regularly and the status is reported to management and quarterly to the Board of Directors. The Company is on schedule to be fully compliant by June 1, 1999. The total cost associated with this program is not expected to exceed $500,000, although the final total will not be known until the program is fully implemented.

1999 Compared to 1998
  Net sales increased by 2.06% as compared to fiscal 1998 and is attributed to 3.25% more tonnage because of a 53 week year.

  Gross margins improved to 13.9% from 4.78% (an increase of 9.12%). A major factor in this improvement was lower feed grain cost for the year and although the GA DOCK quoted prices for broilers was approximately 16% higher, white meat remained strong, but was offset to some extent by export markets which is predominantly dark meat and has been especially pressured throughout the year.

  Selling and delivery and general administrative expense as a group was only slightly higher for the year as compared to the previous year, although selling expense declined due to less outside storage expense made possible by the addition of a new storage freezer at mid year. The general and administrative expense increase represents additional management positions and increased personnel-related expenses throughout the year.

  Interest expense declined by 20.6% from the previous year levels and reflects lower borrowings which began during the previous year and continued through FY 1999.

  Other income includes earnings from unconsolidated affiliates of $6,110,000 as compared to $7,483,000 in FY 1998. The lower earnings from the unconsolidated affiliates reflect start-up losses incurred by the Kentucky Joint Venture.

  The provision for income taxes is computed at statutory rates allowing for various tax credits which are available to the Company resulting in a net effective rate of 36% in Fiscal 1999 and Fiscal 1998, respectively. The Company tax returns through FY 1997 have been examined by the Internal Revenue Service and all issues resolved.
2
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1998 Compared to 1997
  Net sales decreased by 2.46% as compared to Fiscal 1997. The decrease is attributed to 2.65% less tonnage than in Fiscal 1997 combined with lower average market prices throughout most of the year.

  Gross margins for the year were slightly lower than Fiscal 1997, (4.78% as compared to 4.95%). This is again the result of lower selling prices, which more than offset feed cost which averaged 13.6% lower for the year compared to Fiscal 1997.

  Selling and delivery expense and general and administrative expense for Fiscal 1998 as a percentage of sales was .22% lower than Fiscal 1997 (4.95% vs.5.17%) with the major decrease being professional expense; legal, accounting, etc., due to the inclusion of consulting fees for the insurance claims relating to the fire in June 1995 that were included in Fiscal 1997 expenses and not in Fiscal 1998. Commissions were also notably lower as a result of the lower sales in Fiscal 1998 than in Fiscal 1997.

  Interest Expense was 21.16% lower in Fiscal 1998 than Fiscal 1997 and is primarily the result of lower average debt levels.

  Other income includes earnings from unconsolidated affiliates of $7,483,000 in Fiscal 1998 as compared to $7,753,000 of fees and profits in Fiscal 1997. The Fiscal 1998 amount is reduced by $286,000 of start-up losses attributable to the new Kentucky Joint Venture, which is scheduled to begin production in late calendar year 1998.

  The provision for income taxes is computed at statutory rates allowing for various tax credits available to the company resulting in a net effective rate of 36% as compared to 28% in Fiscal 1997.


Financial Condition and Liquidity
  The Company utilized its record earnings and positive cash flow to further strengthen its balance sheet through debt reduction. As of April 3, 1999, the Company had $20 million outstanding against its revolving line of credit which was increased to $40 million during the year. All debt is unsecured.

  The current outlook for FY2000 is for continued strong performance by the Company as conversion of the recently acquired property in Perry, Georgia to a processing plant and construction of a new feed mill in Rockmart, Georgia progresses. The Company is currently negotiating specific financing for these two major projects which together will cost an estimated $50 million. The new processing capacity will initially be 1.2 million head per week when full production is accomplished (currently estimated to be 4th calendar quarter of 2001) and can ultimately accommodate 2.6 million head per week when required by the Company's marketing program.

  Our projection of continued profits is based upon the most current estimates for grain price and market prices for broiler and broiler products which will be affected by weather and volatile international events, any of which could have a material effect upon projected earnings.
3
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Five-Year Selected Financial Data
(In Thousands, Except Per Share Data)

                              53 Weeks  52 Weeks  52 Weeks  52 Weeks  52 Weeks
                                Ended     Ended     Ended     Ended     Ended
                              April 3, March 28, March 29, March 30,  April 1,
                                 1999      1998      1997      1996      1995
 .                            ---------  --------  --------  --------  --------
OPERATING RESULTS:
 Net sales ................   $351,991  $344,886  $353,567  $308,749  $349,770
 Operating expenses .......    320,832   345,498   354,345   307,105   331,140
 .                            ---------  --------  --------  --------  --------
 Operating income (loss) ..     31,159      (612)     (778)    1,644    18,630
 Interest expense .........     (2,916)   (3,673)   (4,659)   (2,499)   (1,072)
 Other income, net ........      5,466     8,405     8,268    14,448     3,085
 .                            ---------  --------  --------  --------  --------
 Income before income taxes     33,709     4,120     2,831    13,593    20,643
 Provision for income taxes     12,201     1,483       792     4,893     6,881
 .                            ---------  --------  --------  --------  --------
 Net income ...............  $  21,508  $  2,637  $  2,039  $  8,700  $ 13,762
 .                            =========  ========  ========  ========  ========

FINANCIAL POSITION:
 Working capital ..........  $  30,469  $ 28,281  $ 31,940  $ 40,510  $ 17,592
 Total assets .............    150,807   139,419   139,397   142,687    88,771
 Long-term debt and capital
 lease obligations ........     36,873    48,366    49,798    58,508    15,233
 Stockholders' equity .....     73,174    55,142    53,459    52,021    44,371



PERFORMANCE PER COMMON SHARE*:
 Net income:
  Basic ...................  $    4.42  $   0.53  $   0.41  $   1.73  $   2.67
  Diluted .................       4.41      0.53      0.41      1.73      2.66
 Dividends ................       0.12      0.12      0.12      0.12      0.105
 Book value at the end
 of the year...............      15.03     11.04     10.68     10.39      8.81

 Average number of common
   shares outstanding:*
     Basic ................      4,870     4,994     5,006     5,018     5,152
     Diluted ..............      4,878     5,003     5,017     5,032     5,165

*Restated to reflect the two-for-one stock split issued to stockholders of record on January 3,1995.
-------------------------------------------------------------------------------

Dividend Policy
 The board of directors considers dividends in light of operating results, current earnings trends, and prevailing economic conditions.

Stockholders
 As of April 3, 1999, there were 293 stockholders of record of the Company's Class A common stock.

Market Price of Common Stock
 The Company's common stock is listed and principally traded on the American Stock Exchange, ticker symbol CGL. Quarterly dividend data and market highs and lows for the past two years were:

                        Fiscal 1999                    Fiscal 1998
 .               ----------------------------   ----------------------------
                Dividend    High       Low     Dividend    High      Low
 .               --------  --------  --------   --------  --------  --------
 Quarter:
   First         $ 0.030  $ 17      $ 10 7/8   $  0.030  $ 15 1/8  $ 10 7/8
   Second          0.030    17 3/8    13 7/8      0.030    17 1/4    14 3/4
   Third           0.030    21        14          0.030    14 3/4    10 3/4
   Fourth          0.030    21        14 1/4      0.030    12 7/8    10 1/4
4
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Management's Responsibility for Financial Statements

The management of Cagle's, Inc. and its subsidiary has the responsibility for preparing the accompanying financial statements and for their integrity and objectivity. The statements were prepared in accordance with generally accounting principles applied on a consistent basis. In the preparation of the financial statements, it is necessary to make informed estimates and judgments based on currently available information as to the effect of certain events and transactions. Management also prepared the other information in the Annual Report and is responsible for its accuracy and consistency with the financial statements.

Cagle's, Inc. and its subsidiary maintain accounting and other controls which management believes provide reasonable assurance that financial records are reliable, assets are safeguarded, and transactions are properly recorded in accordance with management's authorization. However, limitations exist in any system of internal control based upon the recognition that the cost of that system should not exceed the benefits derived.

Cagle's, Inc.'s independent auditors, Arthur Andersen LLP, are engaged to audit the financial statements of Cagle's, Inc. and subsidiary and to express an opinion thereon. Their audit is conducted in accordance with generally accepted auditing standards to enable them to report whether the financial statements present fairly, in all material respects, the financial position and the results of operations and cash flows of Cagle's, Inc. and subsidiary in conformity with generally accepted accounting principles.

/s/ J. Douglas Cagle                         /s/ Kenneth R. Barkley
J. Douglas Cagle                             Kenneth R. Barkley
Chairman and Chief Executive Officer         Senior Vice President Finance,
                                             Treasurer and Chief Financial
                                             Officer
May 13, 1999
-------------------------------------------------------------------------------

Report of Independent Public Accountants

To Cagle's, Inc.:

We have audited the consolidated balance sheets of CAGLE'S, INC. (a Georgia corporation) AND SUBSIDIARY as of April 3, 1999 and March 28, 1998 and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended April 3, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audits, the financial statements referred to above present fairly, in all material respects, the financial position of Cagle's, Inc. and subsidiary as of April 3, 1999 and March 28, 1998 and the results of their operations and their cash flows for each of the three years in the period ended April 3, 1999 in conformity with generally accepted accounting principles.

/s/ Arthur Andersen LLP
Atlanta, Georgia

May 13, 1999
5

Consolidated Balance Sheets
April 3, 1999 and March 28, 1998

(In Thousands, Except Par Values)
ASSETS                                                1999           1998
 .                                                 ------------  -------------
CURRENT ASSETS:
Cash                                              $        97   $        226
Trade accounts receivable, less allowance for
  doubtful accounts of $715 and $752 in 1999
  and 1998, respectively                               22,533         17,269
Inventories                                            34,291         32,567
Notes receivable                                        1,400              0
Other current assets                                    1,179          1,907
 .                                                 ------------  -------------
Total current assets                                   59,500         51,969
 .                                                 ------------  -------------
INVESTMENTS IN AND RECEIVABLES FROM
  UNCONSOLIDATED AFFILIATES                            28,199         27,069
 .                                                 ------------  -------------
OTHER ASSETS                                              694            694
 .                                                 ------------  -------------
PROPERTY, PLANT, AND EQUIPMENT, at cost:
  Land                                                  1,221          1,221
  Buildings and improvements                           51,816         46,960
  Machinery, furniture, and equipment                  49,744         49,473
  Vehicles                                              5,383          4,402
  Construction in progress                              3.882            439
 .                                                 ------------  -------------
                                                      112,046        102,495
  Less accumulated depreciation                       (49,632)       (42,808)
 .                                                 ------------  -------------
                                                       62,414         59,687
 .                                                 ------------  -------------
                                                     $150,807       $139,419
 .                                                 ============  =============
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Current maturities of long-term debt             $    2,796     $    2,795
  Accounts payable                                     12,804          9,886
  Accrued expenses                                     13,431         11,007
 .                                                 ------------  -------------
 Total current liabilities                             29,031         23,688
 .                                                 ------------  -------------
 LONG-TERM DEBT                                        36,873         48,366
 .                                                 ------------  -------------
 DEFERRED INCOME TAX LIABILITIES                       11,729         12,223
 .                                                 ------------  -------------
 COMMITMENTS AND CONTINGENCIES (Note 10)

STOCKHOLDERS' EQUITY:
 Preferred stock, $1 par value;
   1,000 shares authorized, none issued                      0             0
 Common stock, $1 par value;
   9,000 shares authorized, 4,797 and 5,006
   shares issued in 1999 and 1998, respectively          4,797         5,006
 Treasury stock                                           (124)         (354)
 Additional paid-in capital                              5,035         7,946
 Retained earnings                                      63,466        42,544
 .                                                 ------------  -------------
                                                        73,174        55,142
 .                                                 ------------  -------------
                                                      $150,807      $139,419
 .                                                 ============  =============

The accompanying notes are an integral part of these consolidated balance sheets.
6
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Consolidated Statements of Income
For the Years Ended April 3, 1999, March 28, 1998, and March 29, 1997
(In Thousands, Except Per Share Amounts)

 .                                         1999      1998      1997
 .                                       --------  --------  --------
NET SALES ...........................   $351,991  $344,886  $353,567
 .                                       --------  --------  --------
COSTS AND EXPENSES:
 Cost of sales ......................    302,904   328,417   336,073
 Selling and delivery ...............     10,154    10,774    10,923
 General and administrative .........      7,774     6,307     7,349
 .                                       --------  --------  --------
 .                                        320,832   345,498   354,345
 .                                       --------  --------  --------
OPERATING INCOME (LOSS) .............     31,159      (612)     (778)

OTHER (EXPENSE) INCOME:
 Interest expense ...................     (2,916)   (3,673)   (4,659)
 Other income, net ..................      5,466     8,405     8,268
 .                                       --------  --------  --------
INCOME BEFORE INCOME TAXES ..........     33,709     4,120     2,831

PROVISION FOR INCOME TAXES ..........     12,201     1,483       792
 .                                       --------  --------  --------
NET INCOME ..........................   $ 21,508  $  2,637  $  2,039
 .                                       ========  ========  ========

WEIGHTED AVERAGE COMMON SHARES OUTSTANDING:
 Basic ..............................      4,870     4,994     5,006
 .                                       ========  ========  ========
 Diluted ............................      4,878     5,003     5,017
 .                                       ========  ========  ========
PER COMMON SHARE:
  Net income:
   Basic                                $   4.42  $   0.53  $   0.41
 .                                       ========  ========  ========
   Diluted                              $   4.41  $   0.53  $   0.41
 .                                       ========  ========  ========
   Dividends                            $   0.12  $   0.12  $   0.12
 .                                       ========  ========  ========

The accompanying notes are an integral part of these consolidated statements.
7
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Consolidated Statements of Stockholders' Equity
For the Years Ended April 3, 1999, March 28, 1998, and March 29, 1997
(In Thousands)


                            Common Stock   Treasury Stock  Additional
                           --------------  --------------  Paid-In    Retained
                           Shares  Amount  Shares  Amount  Capital    Earnings
 .                          ------  ------  ------  ------  -------    --------
BALANCE, March 30,1996      5,006   5,006       0       0    7,946      39,069

 Net income                     0       0       0       0        0       2,039
 Cash dividends paid            0       0       0       0        0        (601)
 .                          ------  ------  ------  ------  -------    --------
BALANCE, March 29,1997      5,006   5,006       0       0    7,946      40,507

 Purchase of treasury stock     0       0     (25)   (354)       0           0
 Net income                     0       0       0       0        0       2,637
 Cash dividends paid            0       0       0       0        0        (600)
 .                          ------  ------  ------  ------  -------    --------
BALANCE, March 28,1998      5,006   5,006     (25)   (354)   7,946      42,544

 Repurchase and retirement
 of common stock ..........  (209)   (209)      0       0   (2,740)          0
 Exercise of stock options.     0       0      19     230     (171)          0
 Net income................     0       0       0       0        0      21,508
 Cash dividends paid.......     0       0       0       0        0        (586)
 .                          ------  ------  ------  ------  -------    --------
BALANCE, April 3,1999...... 4,797  $4,797      (6) $ (124) $ 5,035    $ 63,466
 .                          ======  ======  ======  ======  =======    ========

The accompanying notes are an integral part of these consolidated statements.
8
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Consolidated Statements of Cash Flows
For the Years Ended April 3, 1999, March 28, 1998, and March 29, 1997

 (In Thousands)                                     1999      1998      1997

 .                                                -------   -------   -------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income ................................... $21,508   $ 2,637   $ 2,039

  Adjustments to reconcile net income to net
  cash provided by operating activities:
  Depreciation and amortization ................   8,583     7,840     7,761
  Loss (gain) on disposal of property, plant,
   and equipment ...............................     705      (274)        0
  Income and management fee from unconsolidated
   affiliates, net of distributions.............  (1,130)   (4,499)   (4,895)
  Changes in operating assets and liabilities:
   Trade accounts receivable, net ..............  (5,264)      (24)      630
   Inventories..................................  (1,724)      899      (558)
   Notes receivable.............................  (1,400)        0         0
   Insurance proceeds receivable................       0     3,054     6,129
   Other current assets.........................     728      (137)      406
   Accounts payable.............................   2,918    (2,574)   (1,029)
   Accrued expenses.............................   2,424     1,969     1,303
   Deferred income tax liabilities..............    (494)    1,061     1,839
 .                                                -------   -------   -------
      Total adjustments.........................   5,346     7,315    11,586
 .                                                -------   -------   -------
      Net cash provided by operating activities.  26,854     9,952    13,625
 .                                                -------   -------   -------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Additions to property, plant, and equipment... (12,080)   (7,753)   (6,776)
  Decrease in other assets......................       0       770       346
  Proceeds from disposal of property, plant,
   and equipment................................      65        79       129
 .                                                -------   -------   -------
      Net cash used in investing activities..... (12,015)   (6,904)   (6,301)
 .                                                -------   -------   -------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from issuance of long-term debt......  31,000    20,000    15,000
  Payments of long-term debt and capital
   lease obligations............................ (42,492)  (21,962)  (21,955)
  Proceeds from exercise of stock options.......      59         0         0
  Repurchase and retirement of common stock.....  (2,949)        0         0
  Purchase of treasury stock....................       0      (354)        0
  Cash dividends paid...........................    (586)     (600)     (601)
 .                                                -------   -------   -------
       Net cash used in financing activities.... (14,968)   (2,916)   (7,556)
 .                                                -------   -------   -------
NET (DECREASE) INCREASE IN CASH.................    (129)      132      (232)

CASH AT BEGINNING OF YEAR.......................     226        94       326
 .                                                -------   -------   -------
CASH AT END OF YEAR............................. $    97   $   226   $    94
 .                                                =======   =======   =======

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
  Interest paid................................. $ 2,409   $ 3,504   $ 4,577
 .                                                =======   =======   =======
  Income taxes paid (refunded).................. $12,009   $ 1,097   $(1,652)
 .                                                =======   =======   =======

The accompanying notes are an integral part of these consolidated statements.
9
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Notes to Consolidated Financial Statements
April 3, 1999, March 28, 1998, and March 29, 1997

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES ----------------------------- Principles of Consolidation
The consolidated financial statements include the accounts of Cagle's, Inc. and its wholly owned subsidiary (the "Company"). All significant intercompany accounts and transactions have been eliminated. Investments in unconsolidated affiliates are accounted for under the equity method (Note 7).

Nature of Operations
The Company's operations, which are located in the Southeast, consist of breeding, hatching, and growing chickens; feedmills; processing; and further processing and marketing operations. The Company's products are primarily sold in the United States to supermarkets, food distributors, food processing companies, national fast-food chains, and institutional users.
The Company operates in one segment, as defined by Statement of Financial Accounting Standards ("SFAS") No. 131, "Disclosure About Segments of an Enterprise and Related Information."

Inventories
Live field inventories of broilers are stated at the lower of cost or market, and breeders are stated at cost, less accumulated amortization. Breeder costs are accumulated up to the production stage and amortized into broiler costs over the estimated production lives based on monthly egg production. Finished products; feed, eggs, and medication; and supplies are stated at the lower of cost (first-in, first-out method) or market.
  Inventories at April 3, 1999 and March 28, 1998 consist of the following (in thousands):

 .                                                1999        1998
 .                                             -------     -------
    Finished products....................     $16,618     $14,295
    Field inventory and breeders.........      13,316      14,036
    Feed, eggs, and medication...........       2,937       2,582
    Supplies.............................       1,420       1,654
 .                                             -------     -------
 .                                             $34,291     $32,567

Property, Plant, and Equipment
Property, plant, and equipment are stated at cost. Depreciation is computed primarily using the straight-line method over the following lives:

       Buildings and improvements........................3 to 30 years
       Machinery, furniture, and equipment...............3 to 17 years
       Vehicles..........................................3 to 8 years

Maintenance and repairs are charged to expense as incurred. Major additions and improvements of existing facilities are capitalized. For retirements or sales of property, the Company removes the original cost and the related accumulated depreciation from the accounts and the resulting gain or loss is reflected in other income, net in the accompanying statements of income.

Employee Insurance Claims
The Company is self-funded under a minimum premium arrangement for the majority of employee claims under its group health plan. Since May 1992, the union employees of the Company have been covered for health insurance under a union health plan. The Company is self-insured for the majority of its workers' compensation risks. The Company's insurance programs are administered by risk management specialists. Insurance coverage is obtained for catastrophic workers' compensation and group health exposures, as well as those risks required to be insured by certain state laws. The Company's accrual for group health and workers' compensation liabilities of $4,883,000 and $3,943,000 as of April 3, 1999 and March 28, 1998, respectively, is included in accrued expenses in the accompanying balance sheets.

Earnings Per Share
Net income amounts presented in the accompanying statements of income represent amounts available or related to stockholders.

The following table reconciles the denominator of the basic and diluted earnings per share computations (in thousands):

 .                                       1999        1998      1997
 .                                      ------      -----     -----
Weighted average common shares          4,870      4,994     5,006

Incremental shares from assumed
conversions of options                      8          9        11
 .                                      ------      -----     -----
Weighted average common shares and
 dilutive potential common shares       4,878      5,003     5,017
                                       ======      =====     =====


Fiscal Year
The Company's fiscal year closing date is the Saturday nearest March 31. The fiscal year includes operations for a 53-week period in 1999 and for a 52-week period in 1998 and 1997.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments
The book values of cash, trade accounts receivable, accounts payable, and other financial instruments approximate their fair values principally because of the short-term maturities of these instruments. The fair value of the Company's long-term debt is estimated based on current rates offered to the Company for debt of similar terms and maturities. Under this method, the Company's fair value of long-term debt was not significantly different from the stated value at April 3, 1999 and March 28, 1998.

Accounting for the Impairment of Long-Lived Assets
The Company periodically evaluates whether events and circumstances have occurred which indicate that long-lived assets are impaired or that remaining estimated lives may warrant revision and uses an estimate of undiscounted cash flows over remaining lives of long-lived assets in measuring whether the assets are recoverable.

Accounting for Stock-Based Compensation
The Company accounts for its stock-based compensation under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees. "Accordingly, no compensation cost was recognized for stock options, as all options were granted at an exercise price equal to or greater than the estimated fair value of the common stock at the date of grant, as determined by the Company's board of directors. The Company applies SFAS No. 123, "Accounting for Stock-Based Compensation," as required for disclosure purposes. SFAS No. 123 requires that companies which do not choose to account for stock-based compensation as prescribed by this statement shall disclose pro forma effects on earnings as if SFAS No. 123 had been adopted. Additionally, certain other disclosures are required with respect to stock compensation and the assumptions used to determine the pro forma effects of SFAS No. 123.
No disclosure of pro forma earnings is required as the Company did not grant any stock options during fiscal years 1999, 1998, and 1997.


Accounting for Hedging Activities
In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which establishes accounting and reporting standards for derivative instruments and for hedging activities. SFAS No. 133 is effective, and the Company expects to adopt this new standard in the Company's fourth quarter of fiscal 2000. The Company's management has not determined the impact this statement will have on the financial statements.

2. PINE MOUNTAIN VALLEY FIRE ---------------------------------------------
On June 24, 1995, the Company's plant in Pine Mountain Valley, Georgia, was destroyed by fire. The Company rebuilt the plant on the site, started processing on a limited scale in November 1995, and reached prefire capacity in January 1996.
The Company settled its insurance claims relating to business interruption costs and lost profits due to the fire during the year ended March 29, 1997. The Company recognized $2,538,000 relating to total proceeds expected to be received under this claim as a reduction in cost of sales in 1997.

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Notes to Consolidated Financial Statements, Continued

3. LONG-TERM DEBT --------------------------------------------------------
Long-term debt at April 3, 1999 and March 28, 1998 consists of the following (in thousands):
 .                                                         1999        1998
 .                                                      --------    --------
Term note payable to a syndicate of banks,
variable interest rates (ranging from 6.91% to
6.94% at March 28, 1998), maturing June 30, 2003;
unsecured............................................  $ 19,444    $ 22,917

Revolving credit agreement with a syndicate of
banks, maturing July 31, 2001, variable
interest rates (ranging from 6.59% to 8.5% at
April 3, 1999); unsecured............................    20,000      28,000

Other notes payable at varying interest rates and
maturities...........................................       225        	244
 .                                                      --------    --------
 .                                                        39,669      51,161

Less current maturities..............................    (2,796)     (2,795)
 .                                                      $ 36,873    $ 48,366
 .                                                      ========    ========

The term note payable to a syndicate of banks requires quarterly principal and interest payments. Payments commenced June 30, 1997 and continue until the note matures on June 30, 2003.
The revolving credit agreement with a syndicate of banks provides for unsecured borrowings up to $40,000,000. Under this agreement, $5,000,000 of the $40,000,000 may be used for letters of credit. As of April 3, 1999, a $250,000 letter of credit associated with the Company's insurance program (Note 1) was outstanding and $19,750,000 was available under the revolving credit agreement. The Company's debt agreements contain certain restrictive covenants which require that the Company maintain (1) a current ratio of at least 1.5:1; (2) an interest coverage ratio of at least 1.75:1, as defined; (3) a ratio of total debt to capital, as defined, of not more than .50:1; (4) a minimum tangible net worth, as defined, subject to increase based on the Company's net earnings; and
(5) capital expenditures not to exceed certain limits, as defined in the debt agreements. At April 3, 1999, the Company was in compliance with all covenants.

Aggregate maturities of long-term debt during the years subsequent to April 3, 1999 are as follows (in thousands):
   2000.............  $ 2,796
   2001.............    2,799
   2002.............   22,800
   2003.............    2,802
   2004.............    2,802
   Thereafter.......    5,670
 .                     -------
 .                     $39,669
 .                     =======

4. INCOME TAXES ----------------------------------------------------------
The Company records deferred income taxes using enacted tax laws and rates for the years in which the taxes are expected to be paid. Deferred income taxes reflect the tax consequences on future years of differences between the tax bases of assets and liabilities and their financial reporting amounts.
The Revenue Act of 1987 rescinded the cash-basis method of accounting for tax purposes, effective in fiscal 1989, previously used for the Company's farming operations. Approximately $2,845,000 of previously recorded income tax liabilities was indefinitely deferred. Under tax law enacted in 1997, such liabilities will be amortized into taxable income over a 20-year period.

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Income tax provisions are reflected in the statements of income as follows (in thousands):

 .                               1999       1998       1997
 .                             -------    -------    -------
  Current taxes.............  $12,695    $   422    $(1,047)
  Deferred taxes............     (494)     1,061      1,839
 .                             $12,201    $ 1,483    $   792
 .                             =======    =======    =======

A reconciliation between income taxes computed at the federal statutory rate and the Company's provision for income taxes is as follows (in thousands):

 .                                             1999       1998       1997
 .                                           -------    -------    -------
  Federal statutory rate..................     35%        34%        34%
 .                                           =======    =======    =======
  Federal income taxes at statutory rate..  $11,798	 $ 1,401	$   962
  State income taxes, net of federal
   benefit................................    1,335        163        112
  Jobs and investment tax credits.........     (932)       (81)      (282)
 .                                           -------    -------    -------
 .                                           $12,201    $ 1,483    $   792
 .                                           =======    =======    =======

Components of the net deferred income tax liability at April 3, 1999 and March 28, 1998 relate to the following (in thousands):
 .                                             1999       1998
 .                                           -------    -------
  Deferred income tax liabilities:
   Family farm cash-basis deferral........  $ 2,703    $ 2,845
   Inventories............................    1,437      1,247
   Property and depreciation..............    6,782      5,983
   Income from joint ventures.............    3,031      2,978
   Other..................................    5,344      3,314
 .                                           -------    -------
 .                                            19,297     16,367
 .                                           -------    -------
  Deferred income tax assets:
   Accrued expenses.......................    2,658      1,759
   Other..................................    4,910      2,385
 .                                           -------    -------
 .                                             7,568      4,144
 .                                           -------    -------
Net deferred income tax liability.........  $11,729    $12,223
 .                                           =======    =======

5. STOCKHOLDERS' EQUITY -------------------------------------------
Beginning in 1990, the board of directors authorized the purchase of up to $2,500,000 of the Company's stock on the open market. In September, 1998, the board increased the authorized amount to $10,000,000. As of April 3, 1999, 591,000 shares had been repurchased and retired by the Company at a total cost of $8,215,000.

6. STOCK OPTION PLAN ----------------------------------------------
In May 1993, the board of directors approved an incentive stock option plan (the "Plan"). Under the provisions of the Plan, options to purchase a maximum of 125,000 shares may be granted through 2003. The administrator of the Plan, appointed by the board of directors, determines the grantee, vesting period, exercise date, and expiration dates for all options granted. In addition, the Plan provides for the issuance of options at prices not less than market value at the date of grant. During May 1993, the Company granted 31,250 options with an exercise price of $9.30 under the Plan. No additional options have been granted since 1993. During 1999, 18,750 options were exercised, leaving 12,500 options exercisable at April 3, 1999.

7. INVESTMENTS IN AND RECEIVABLE FROM UNCONSOLIDATED AFFILIATES -------
On March 26, 1993, the Company acquired a 50% equity interest in a joint venture formed with an unrelated party to own and operate the Company's processing facility at Camilla, Georgia.
The Company occasionally sells eggs and broilers to the joint venture and purchases processed products from the joint venture. In addition, the Company performs certain management and administrative services for the joint venture. Sales to, purchases from, accounts payable and receivable from, and service fees charged to the joint venture are based on terms consistent with those of unrelated parties and are summarized as follows (in thousands):
 .                                    1999       1998       1997
 .                                 --------  ---------  ---------
  Sales.........................  $  2,429  $     930  $   3,202
  Purchases.....................    20,441     24,869     15,251
  Accounts receivable...........         5        606         47
  Accounts payable..............     1,047        813        689
  Administrative service fees...     1,756      1,627      1,447

Additionally, the Company occasionally sells chicken by-products to and purchases feed products from another affiliate. Sales to and purchases from the affiliate were $1,331,000 and $787,000, respectively, during 1999.
On November 14, 1997, the Company acquired a 30% equity interest in a joint venture with its joint venture partner in Cagle Foods JV LLC. During 1998, the Company contributed certain property, plant, and equipment and other assets in exchange for its equity interest in the new joint venture. This joint venture built a processing facility in Albany, Kentucky, which began limited operations in November 1998.
The Company accounts for its investments in affiliates using the equity method. The Company's share of affiliates' earnings and management fees was $6,110,000 and $7,484,000 for the years ended April 3, 1999 and March 28, 1998, respectively, and is included in other income, net in the accompanying statements of income. At April 3, 1999, undistributed retained earnings from affiliates were approximately $14,087,000. The Company's share of Cagle Foods JV LLC earnings are based on the audited results for the year ended January 2, 1999 adjusted for the unaudited results for interim periods.
Summarized combined unaudited balance sheet information for unconsolidated affiliates as of April 3, 1999 and March 28, 1998 is as follows (in thousands):

 .                                           1999       1998
 .                                        ---------  ---------
  Current assets......................   $  59,012  $  41,131
  Noncurrent assets...................     153,808     97,252
 .                                        ---------  ---------
  Total assets........................     212,820    138,383
 .                                        =========  =========


  Current liabilities.................      26,510     21,068
  Noncurrent liabilities..............     110,150     41,992
  Owners' equity......................      76,160     75,323
 .                                        ---------  ---------
 Total liabilities and owners' equity.    $212,820   $138,383
 .                                        =========  =========

Summarized combined unaudited statement of income information for unconsolidated affiliates for the years ended April 3, 1999 and March 28, 1998 is as follows (in thousands):
 .                                                1999       1998
 .                                             ---------  ---------
  Net sales..............................     $ 240,867  $ 241,831
  Gross profit...........................        23,953     25,289
  Operating income.......................	       16,063     24,321
  Income before taxes....................        10,502     20,302

8. MAJOR CUSTOMERS ------------------------------------------------
Sales to the Company's two largest customers represented 39%, 33%, and 32% of net sales during fiscal 1999, 1998, and 1997, respectively. Additionally, a major portion of the joint venture's sales (Note 7) is to one of the Company's largest customers. The Company has an agreement with this customer to supply chicken under a cost-plus arrangement, and approximately 49% of the Company's production is committed to the customer. Under the arrangement, production in excess of the customer's demands and by-products are sold to other customers.

9. BENEFIT PLANS --------------------------------------------------
Under a collective bargaining agreement, the Company contributes to a multiemployer pension plan for the benefit of certain of its employees who are union members. A separate actuarial valuation for this plan is not made for the Company. Accordingly, information with respect to accumulated plan benefits and net assets available for benefits is not available. Under the Employee Retirement Income Security Act of 1974, as amended in 1980, an employer, upon withdrawal from a multiemployer plan, is required, in certain cases, to continue funding its proportionate share of the plan's unfunded vested benefits. The Company's contribution rate is a fixed-dollar amount per eligible employee. The Company made total contributions to the union plan of $259,000, $251,000, and $256,000 in 1999, 1998, and 1997,
respectively.

The Company has a 401(k) retirement plan for employees not covered by a collective bargaining agreement. Under the plan, the Company matches contributions up to 2% of participating employees' salaries. Additional contributions may be made at the discretion of the Company's board of directors. The Company made matching contributions of $250,000, $239,000, and $235,000 in 1999, 1998, and 1997, respectively. No discretionary company contributions have been made to this plan.
The Company does not provide postretirement medical or other benefits to employees.

10. COMMITMENTS AND CONTINGENCIES --------------------------------------
The Company leases certain of its buildings, equipment, and vehicles under noncancelable operating leases. The statements of income include rental expense relating to these operating leases of $1,406,000, $1,704,000, and $2,024,000 in 1999, 1998, and 1997, respectively.

At April 3, 1999, future minimum payments under noncancelable operating leases were as follows (in thousands):

 2000............................ $280
 2001............................  179
 2002............................   21
 .                                 ----
 Total........................... $480
 .                                 ====
The Company enters into contracts for the purchase of grain, primarily corn and soybean meal, and other feed ingredients. These contracts specify the quantity to be purchased, and the cost is determined upon delivery using current market prices. The Company estimates its purchase commitments under these contracts to be approximately $14,367,000 at April 3, 1999, which approximates current market price.

The Company is involved in various legal actions arising in the normal course of business. In the opinion of management, the ultimate resolution of these matters will not have a material adverse effect on the Company's financial position or results of operations.

11. QUARTERLY FINANCIAL DATA (UNAUDITED) ------------------------------
Quarterly financial data is as follows (in thousands, except per share data):

 .                                                                  Earnings
 .                                                                  Per Share
 .                                  Net      Operating      Net     (Basic &
 .                                 Sales    Income(Loss)  Income*   Diluted)**
 .                                -------   ------------  -------   -----------
Fiscal year 1999 quarter ended:
  June 27, 1998                  $82,874    $  4,723     $ 3,678      $ 0.74
  October 3, 1998                 92,802      10,275       7,336        1.47
  January 2, 1999                 83,466       8,892       5,757        1.20
  April 3, 1999                   92,849       7,269       4,737        0.99
Fiscal year 1998 quarter ended:
  June 28, 1997                  $86,767    $   (645)    $ 1,170      $ 0.23
  September 27, 1997              96,687        (917)        259        0.05
  December 27, 1997               82,532      (1,138)        239        0.05
  March 28, 1998                  78,900       2,088         969        0.19
 Fiscal year 1997 quarter ended:
  June 29, 1996                  $83,814    $ (3,276)	   $(1,560)     $(0.31)
  September 28, 1996              92,021      (1,388)       (639)      (0.13)
  December 28, 1996               85,506         891       1,547        0.31
  March 29, 1997                  92,226       2,995       2,691        0.54

* Net income for the quarter ended March 29, 1997 includes operating and pretax income of $2,538,000 relating to recoveries under business interruption insurance related to the fire at the Pine Mountain Valley plant (Note 2).

** The sum of the 1999 and 1998 quarterly earnings per share amounts is different from the annual earnings per share amounts because of differences in the weighted average number of common shares outstanding used in the quarterly and annual computations.

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

Officers and Directors

Cagle's, Inc.
Officers

J. DOUGLAS CAGLE
Chairman and Chief Executive Officer

JERRY D. GATTIS
President and Chief Operating Officer

KENNETH R. BARKLEY
Senior Vice President Finance/
Treasurer/CFO

JOHN J. BRUNO
Senior Vice President Sales and
Marketing

MARK M. HAM IV
Vice President Management
Information Systems

GEORGE L. PITTS
Corporate Secretary

JAMES DAVID CAGLE
Vice President New Product Sales

GEORGE DOUGLAS CAGLE
Vice President New Product
Development

JOHNNY BURKETT
Senior Vice President, Production

Board of Directors

J. DOUGLAS CAGLE
Chairman, Cagle's, Inc.

JERRY D. GATTIS
President and Chief Operating Officer Cagle's, Inc.

KENNETH R. BARKLEY
Senior Vice President Finance/
Treasurer/CFO, Cagle's, Inc.

GEORGE DOUGLAS CAGLE
Vice President New Product
Development, Cagle's, Inc.

JAMES DAVID CAGLE
Vice President New Product Sales
Cagle's, Inc.

CANDACE CHAPMAN
Principal, C2Associates, Ltd.

MARK M. HAM IV
Vice President Management
Information Systems, Cagle's, Inc.

JOHN J. BRUNO
Senior Vice President Sales and
Marketing, Cagle's, Inc.

G. BLAND BYRNE
Partner
Byrne, Eldridge, Moore & Davis

Audit Committee
CANDACE CHAPMAN, Chairperson
G. BLAND BYRNE
GEORGE DOUGLAS CAGLE

CORPORATE HEADQUARTERS
2000 Hills Ave., N.W.
Atlanta, Georgia 30318

COLLINSVILLE, Alabama
Processing, Further Processing &
Distribution

ATLANTA, Georgia
Distribution & Further Processing

LOVEJOY, Georgia
Further Processing

DALTON, Georgia
Feed Mill, Hatchery & Growout

PINE MOUNTAIN VALLEY, Georgia
Processing & Deboning

MACON, Georgia
Processing, Deboning & Further
Processing

FORSYTH, Georgia
Feed Mill, Hatchery & Growout

PERRY, Georgia
Proposed Processing Plant

ROCKMART, Georgia
Proposed Feed Mill


Subsidiary
Cagle's Farms Inc.

Officers

J. DOUGLAS CAGLE
Chairman and Chief Executive Officer

JERRY D. GATTIS
President and Chief Operating Officer

KENNETH R. BARKLEY
Senior Vice President Finance/
Treasurer/CFO

MARK M. HAM IV
Vice President Management
Information Systems

GEORGE L. PITTS
Corporate Secretary

Board of Directors

J. DOUGLAS CAGLE
Chairman and Chief Executive Officer Cagle's, Inc./Cagle's Farms Inc.

JERRY D. GATTIS
President and Chief Operating Officer Cagle's, Inc./Cagle's Farms Inc.

KENNETH R. BARKLEY
Senior Vice President Finance/ Treasurer/CFO Cagle's, Inc./Cagle's Farms Inc.

MARK M. HAM IV
Vice President Management
Information Systems
Cagle's, Inc./Cagle's Farms Inc.



Corporate Data

Annual Stockholders'
Meeting

The Annual Stockholders'
Meeting will be conducted at the Corporate Headquarters, 2000
Hills Avenue, N.W., Atlanta,
Georgia, at 11:00 A.M. on
Friday, July 9, 1999.


Form 10-K

The Form 10-K Annual Report
for 1999, as filed by the Company with the Securities and Exchange Commission, is available to Cagle's, Inc. stockholders after June 30, 1999 on request and without charge.

Write

KENNETH R. BARKLEY
SENIOR VICE PRESIDENT
FINANCE/TREASURER/CFO
Cagle's, Inc.
2000 Hills Ave., N.W.
Atlanta, Georgia 30318


General Information

Registrar and Transfer Agent
SUNTRUST BANK
Atlanta, Georgia

Legal Counsel
BYRNE, ELDRIDGE, MOORE
& DAVIS P.C.
Atlanta, Georgia

Auditors
ARTHUR ANDERSEN LLP
Atlanta, Georgia

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